GOLDCORP INC.

Suite 2700, 145 King Street West
Toronto, Ontario, Canada M5H 1J8

MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT

This Management Information Circular and Proxy Statement is furnished in connection with the **Annual and General Meeting** (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Goldcorp Inc. ("Goldcorp" or the "Corporation") to be held on **Wednesday, June 16, 2004 at 4:00 p.m. (Eastern Daylight Savings Time) at the John W.H. Bassett Theatre of the Metro Toronto Convention Centre, 255 Front St. West, Toronto, Ontario, M5V 2W6** and at any continuation thereof after an adjournment.

The information contained herein is given as of March 31, 2004, except as otherwise stated.

Pursuant to the Multijurisdictional Disclosure System adopted by the United States Securities and Exchange Commission, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the *Securities Exchange Act of 1934,* as amended.

All dollar amounts set forth in this Circular are expressed in United States dollars, unless otherwise indicated. Amounts converted from Canadian dollars to United States dollars are based on an average exchange rate over the twelve months ended December 31, 2003 at a rate of US$0.7137. On March 31, 2004, the noon buying rate of the Bank of Canada for Cdn$1.00 was US$0.7631.

SECTION I — VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to Shareholders of this Circular will be on or about **Thursday, May 13, 2004**. The cost of soliciting proxies will be borne by Goldcorp. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

Goldcorp will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares

The Board of Directors of Goldcorp has fixed **Friday, April 30, 2004** as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such Shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting. Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

Registered Shareholders

Registered shareholders are Shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered / Beneficial Shareholders

Beneficial Shareholders are Shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee — this could be a bank, trust company, securities broker or other financial institution (and is known as holding in "street form").

If you are a non-registered Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxy holder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

The persons named in the enclosed form of proxy are directors and/or officers of Goldcorp. **A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting.** To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Goldcorp at its registered office at Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8, or to the transfer agent for the Common Shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, in either case to be received not later than the close of business on **Monday, June 14, 2004** or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Shareholder as specified thereon.

If you have appointed a person who was designated by Goldcorp to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted:

(1) FOR the election of the persons nominated for election as directors of Goldcorp; and

(2) FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Goldcorp and to authorize the Board of Directors to fix the remuneration of the auditor.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of Goldcorp.

Revocability of Proxies

A Shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Subsections 110(4) and (4.1) of the *Business Corporations Act* (Ontario) (the "OBCA") provide that a Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of March 31, 2004, there were 189,552,593 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders must have two (2) persons present and authorized to vote and must represent at least one-third (1/3) of the total number of outstanding Common Shares.

To the knowledge of the directors and officers of Goldcorp, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares is:

Name and Address of Beneficial Owner [1]	Number of Common Shares [1]	% of Class [2]
FMR Corp..	27,513,504	14.51%
82 Devonshire Street		
Boston, MA 02109		

_____

Notes:

(1) Based upon public filings with securities regulatory authorities in Canada on SEDAR and with the Securities and Exchange Commission in the United States on EDGAR.

(2) Calculated on the basis of 189,552,593 Common Shares outstanding as of March 31, 2004.

SECTION II — BUSINESS OF THE MEETING

1. Financial Statements and Auditor's Report

The Management's Discussion and Analysis, including the audited consolidated financial statements of Goldcorp for the year ended December 31, 2003 and the auditor's report on those financial statements, are included with the mailing of this Circular. Additional copies may be obtained from the Investor Relations Department of Goldcorp upon request.

2. Election of Directors

The articles of Goldcorp provide that the board of directors of Goldcorp (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at eight (8).

The nominees for election as directors of Goldcorp are listed below, all of whom are currently serving as directors of Goldcorp. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. **Management recommends a vote for all nominees for election as directors of the Corporation.**

The following table sets out the names of the eight (8) nominees, their principal occupation or employment and the year from which each has continually served as a director of Goldcorp. The table also sets out, as of March 31, 2004, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Goldcorp.

NOMINEES FOR ELECTION AS DIRECTORS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options
DAVID R. BEATTY, O.B.E. [4].. Resident of Toronto, Ontario	32,000 [7]	48,000

Chair and Chief Executive Officer of Beatinvest Limited, an investment company. He is currently Managing Director of the Canadian Coalition For Good Governance and Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on the boards of the Bank of Montreal, Inmet Mining, First Service and Thistle Mining. He was previously Chair and Chief Executive Officer of Old Canada Corporation.
Director of Goldcorp and its predecessor companies since 1994.

RONALD M. GOLDSACK[1].. Resident of Toronto, Ontario	34,000 [7] [9]	24,000

President of Pondfield Capital Corporation Inc., an independent investment consultant company in corporate acquisitions, mergers, takeovers and valuations.
Director of Goldcorp since 2003.

STUART R. HORNE... Resident of Caledon, Ontario	300,000 [6] [7]	63,750[5]

President of Tombill Mines Ltd.
He was a director of CSA Management Inc. from 1985 to 2000.
Director of Goldcorp since 2000.

JAMES P. HUTCH, P.ENG. [4][5]... Resident of Saskatoon, Saskatchewan	20,000 [7]	40,000

Engineer. He is President of Hutchtech Inc., a consulting firm, for the past nine years. He is past President and Chief Executive Officer, and past Chair of the Saskatchewan Research Council. He has held senior executive and leadership positions in government, and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.
Director of Goldcorp and its predecessor companies since 1998.

BRIAN W. JONES [1][2][3] .... Resident of St. Louis, Missouri USA	----	32,000

President and Chief Executive Officer of New Heights International Inc., an investment company. He is a director of several corporations.
Director of Goldcorp and its predecessor companies since 1990.

ROBERT R. McEWEN .... Resident of Toronto, Ontario	6,434,484 [8]	2,135,000

Chairman and Chief Executive Officer of Goldcorp Inc.
He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and a Director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a director of CSA Management Inc.
Director of Goldcorp and its predecessor companies since 1986.

DR. DONALD R.M. QUICK [2][3][4]... Resident of Hamilton, Ontario	9,500 [7]	48,750

He is a Doctor of Chiropractic who owned and operated the East Hamilton Chiropractic Clinic from 1977 to 2002. He was a director of CSA Management Inc. from 1996 to 2000.
Director of Goldcorp since 2000.

MICHAEL L. STEIN [1][2][3].. Resident of Toronto, Ontario	20,000 [7]	111,000

He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canadian Apartment Communities Inc. and Canadian Apartment Management Inc. He was a director of CSA Management Inc. from 1994 to 2000.
Director of Goldcorp since 2000.

(1)   Member of the Audit Committee.
(2)   Member of the Nominating and Corporate Governance Committee.
(3)   Member of the Compensation Committee.
(4)   Member of the Health, Safety and Environment Committee.
(5)   Lead Director
(6)   Represents stock options to purchase up to 63,750 Common Shares held in his personal capacity and 300,000 Common Shares owned by Tombill Mines. Mr. Horne owns a controlling interest in Tombill Mines.
(7)   Represents less than 1% of outstanding Common Shares.
(8)   Represents approximately 3.39% of outstanding Common Shares.
(9)   Represents 10,000 Common Shares held in his personal capacity and 24,000 Common Shares held by the Estate of C.M. Goldsack. Mr. Goldsack exercises control or direction over the Estate.

The Corporation does not have an executive committee.

The Corporation has an Audit Committee, as required by the OBCA, and its members are Mr. Brian W. Jones (Chair), Mr. Ronald M. Goldsack and Mr. Michael L. Stein. **See "Section IV – Corporate Governance – Committees of the Board of Directors – Audit Committee"**.

Mr. Brian W. Jones (Chair), Dr. Donald R.M. Quick and Mr. Michael L. Stein comprise the Nominating and Corporate Governance Committee of the Board of Directors. **See "Section IV – Corporate Governance – Committees of the Board of Directors – Nominating and Corporate Governance Committee"**.

Mr. Michael L. Stein (Chair), Mr. Brian W. Jones and Dr. Donald R.M. Quick comprise the Compensation Committee of the Board of Directors. **See "Section IV – Corporate Governance – Committees of the Board of Directors – Compensation Committee"**.

Mr. James P. Hutch (Chair), Mr. David R. Beatty and Dr. Donald R.M. Quick comprise the Health, Safety and Environment Committee of the Board of Directors. **See "Section IV – Corporate Governance – Committees of the Board of Directors – Health, Safety and Environment Committee"**.

3.   Re-Appointment of Auditor

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as Goldcorp's auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix their remuneration as such.

Representatives of KPMG LLP will be present at the Meeting. **See "Section III — Executive Compensation and Other Information — Disclosure of Auditor Fees".**

_____

SECTION III — EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of the Directors

Directors of the Corporation who are not employees of the Corporation are remunerated for their services as follows:

- Annual fee $14,274
- Annual fee paid to the Chair of any committee of the
    Board of Directors $ 2,141
- Attendance fee for any meeting of the Board of
    Directors or any committee of the Board of Directors... $ 714

The committee meeting fee is reduced to $357 if such meeting is held on the same day as a meeting of the Board of Directors. If a director is required to travel for an additional day to attend a meeting of the Board of Directors or a committee meeting, an additional attendance fee of $714 is payable to such director. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

The Corporation is authorized to pay the fees of the directors of Goldcorp in Common Shares. Upon a change of control of the Corporation, all unexercised and unvested stock options held by Directors will become immediately exercisable.

Officers of the Corporation

The following table sets out the officers of the Corporation and, as of March 31, 2004, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Goldcorp.

OFFICERS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options

ROBERT R. McEWEN………………………………………………
Resident of Toronto, Ontario
Chairman and Chief Executive Officer
  He has been a Director of Goldcorp and its predecessor companies since
  1986. He is also Chair, Chief Executive Officer and a director of Lexam
  Explorations Inc. He was previously Chair, Chief Executive Officer and
  a director of CSA Management Inc.
	6,434,484 [1]	2,135,000

R. BRUCE HUMPHREY..
Resident of Brampton, Ontario
Senior Vice President and Chief Operating Officer
  He has been with Goldcorp since April 1998. From 1995 until
  1998, he was a Vice President of the BLM Service Group. Up until
  February, 2003 he was Vice President, Operations and now serves
  as Senior Vice President & Chief Operating Officer. He has 31 years
  of experience in senior management and engineering positions, acquired
  with several mining companies and contractors. Mr. Humphrey has
  resigned effective as of May 31, 2004.
	75,000 [2]	400,002

JOHN A. BEGEMAN…………………………………………….
Resident of Rapid City, South Dakota USA
Vice President, Western Operations
  He has been with Goldcorp since 1987 and has been Vice President,
  Western Operations since May 2000. He is the General Manager of
  Wharf Resources (USA) Inc. and is responsible for Saskatchewan
  Minerals. He has 27 years of experience in the mining industry.
	4,400 [2]	329,000

BRAD BOLAND…………………………………………………
Resident of Newmarket, Ontario
Vice President, Finance
  He has been with Goldcorp since 1998. He was Controller from
  July 2001 to February 2003 when he became Vice President, Finance.
  He is also Vice President, Finance of Lexam Explorations Inc. He
  has eight years of experience in the mining industry.
	5,000 [2]	102,000

CHRISTOPHER J. BRADBROOK...
Resident of Oakville, Ontario
Vice President, Corporate Development
  He has been with Goldcorp since January 2001. His career encompasses
  a 23 year association with the mining industry, including 18 years working
  directly in the industry and 6 years as a mining analyst. He has performed a
  variety of roles with several major mining companies and has participated in
  several significant gold discoveries, acquisitions and corporate developments
  globally. Mr. Bradbrook has resigned effective as of May 7, 2004.
	60,000 [2]	100,000

GILLES FILION…………..……….……………………………
Resident of Mississauga, Ontario
Vice President, Exploration
  He has been with Goldcorp since March 1998. He is also Vice President,
  Exploration of Lexam Explorations Inc. From 1994 to 1998, he was
  Manager, Geological Services at Pearson Hoffman. He has 25 years of
  experience in gold exploration and mining.
	21,100 [2]	473,000

OFFICERS

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options

R. GREGORY LAING……………………………………………… --- 75,000
Resident of Oakville, Ontario
Vice President, Legal
    He joined Goldcorp in 2003 after serving for over eight years as
    General Counsel to a mid-tier Canadian gold mining company
    with extensive international operations. Prior to entering the
    mining industry, he worked for nine years as a corporate securities
    lawyer at two prominent Bay Street firms.   He is also Vice President,
    Legal of Lexam Explorations Inc.

PERRY Y. ING ………………………………………………… --- 12,500
Resident of Toronto, Ontario
Corporate Controller
    He has been with Goldcorp since December 2003. He is also
    Corporate Controller of Lexam Explorations Inc. He is a Chartered
    Accountant with six years of experience in the mining practice at
    PricewaterhouseCoopers LLP from 1997 to 2003.

Notes:

(1)   Represents approximately 3.39% of outstanding Common Shares.
(2)   Represents less than 1% of outstanding Common Shares.

Summary Compensation Table

The following table sets out, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer and the other four most highly compensated "executive officers" of the Corporation, as that term is defined by applicable securities legislation.

Name and Principal Position	Year	Annual Compensation [1]			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($) [2]	Securities Under Options Granted (#) [3] [4]	Restricted Shares Or Restricted Share Units ($)	LTIP Payouts ($)	
ROBERT R. McEWEN	2003	247,475	—	19,081	800,000	—	—	—
Chairman and	2002	220,845	1,900,000	16,308	2,000,000	—	—	—
Chief Executive Officer	2001	223,896	—	16,533	—	—	—	—
R. BRUCE HUMPHREY [5]	2003	151,364	71,370	13,200	200,000	—	—	—
Senior Vice President and	2002	117,827	63,690	10,127	200,000	—	—	—
Chief Operating Officer	2001	119,455	96,855	10,267	—	—	—	—
CHRISTOPHER J. BRADBROOK	2003	121,924	71,370	11,304	100,000	—	—	—
Vice President,	2002	95,535	—	8,789	—	—	—	—
Corporate Development	2001	89,901	—	6,780	200,000	—	—	—
GILLES FILION	2003	101,702	42,822	9,999	90,000	—	—	—
Vice President,	2002	82,797	38,214	8,025	160,000	—	—	—
Exploration	2001	83,941	32,285	8,136	—	—	—	—
BRAD J. BOLAND [6]	2003	86,239	28,548	4,304	60,000	—	—	—
Vice President,	2002	63,159	15,923	3,716	42,000	—	—	—
Finance	2001	54,885	19,371	2,215	—	—	—	—

Notes:

[1]   All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.7137 for 2003, US$0.6369 for 2002 and US$0.6457 for 2001.

[2]   The Corporation pays its executive officers and certain members of its senior personnel a monthly payment equal to 6% of his or her monthly basic salary. This payment is in lieu of the Corporation maintaining a pension plan for such individuals. The aggregate value of other annual compensation for each named executive officer does not exceed the lesser of $33,660 and 10% of his or her aggregate salary and bonus.

[3]   Options are exercisable for the purchase of Common Shares.

[4]   Share amounts have been restated to reflect the May 22, 2002 two-for-one stock split.

[5]   Mr. Humphrey was appointed Senior Vice President and Chief Operating Officer in February 2003.

[6]   Mr. Boland was appointed Vice President, Finance in February 2003.

Goldcorp Stock Option Plan

On October 30, 2000, as part of the amalgamation of Goldcorp and CSA Management Inc., the Shareholders approved the adoption of a Goldcorp stock option plan (the "Goldcorp Stock Option Plan"). Share amounts have been restated to reflect the May 22, 2002 two-for-one stock split.

Under the Goldcorp Stock Option Plan, the maximum number of Common Shares that can be issued is 18,000,000. As of March 31, 2004: 10,497,335 options have been granted and exercised; 5,709,413 options have been granted but not yet exercised; and 1,793,252 options are available for future grants.

The purpose of the Goldcorp Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and its Designated Subsidiaries (as defined in the Goldcorp Stock Option Plan) and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

The Goldcorp Stock Option Plan is administered by the Board of Directors, with the Compensation Committee having been designated by the Board of Directors to administer it. The Compensation Committee has full and complete authority to interpret the Goldcorp Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Goldcorp Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Goldcorp Stock Option Plan is subject to the following:

(a) the maximum number of Common Shares which may be issued under the Goldcorp Stock Option Plan shall not exceed 18,000,000, subject to adjustment. The maximum number of Common Shares with respect to which grants may be made to any one (1) employee or his or her associates (as that term is defined in the *Securities Act* (Ontario)) shall not exceed 5% of the issued shares. The maximum number of Common Shares reserved for issuance to insiders (as defined in the *Securities Act* (Ontario)) of the Corporation and their associates shall not exceed 10% of the issuable shares, the maximum number of Common Shares which may be issued to insiders of the Corporation and their associates under the Goldcorp Stock Option Plan within any one (1) year period, when taken together with any other share compensation arrangements, shall not exceed 10% of the issuable shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issuable shares. However, notwithstanding the foregoing, the number of stock options to be granted in any one (1) year shall be limited to no more than 24,000 stock options for each director;

(b) the market value of Common Shares issued under the Goldcorp Stock Option Plan means the closing board lot sale price of the Common Shares on the Toronto Stock Exchange ("TSX") on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto;

(c) options are exercisable for a maximum period of ten (10) years from the date of grant to the extent the grant has vested. Options vest one-third (1/3) after the first year after the grant and an additional one-third (1/3) at the end of each succeeding anniversary date of the grant thereafter, with the Compensation Committee having the authority to accelerate the vesting of all or any part of the options;

(d) the Goldcorp Stock Option Plan also provides for stock appreciation rights; however, in 2003, no stock appreciation rights were granted; and

(e) grants made under the Goldcorp Stock Option Plan are not assignable.

In 2003, there were 1,250,000 stock options granted to the executive officers of the Corporation. **See "Executive Compensation — Aggregated Option Grants during the Most Recently Completed Financial Year — 2003".**

The following table sets forth information concerning the aggregated stock options granted to the executive officers of the Corporation during 2003.

Aggregated Option Grants during the Most Recently Completed
Financial Year — 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security) [1][2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [1]	Expiration Date
ROBERT R. McEWEN	800,000	37	$12.49	$10,495,715	August 19, 2013
R. BRUCE HUMPHREY	200,000	9	$12.49	$ 2,623,929	August 19, 2013
CHRISTOPHER J. BRADBROOK	100,000	5	$12.49	$ 1,311,964	August 19, 2013
GILLES FILION	90,000	4	$12.49	$ 1,180,768	August 19, 2013
BRAD J. BOLAND	60,000	3	$12.49	$ 787,179	August 19, 2013

Notes:

(1) All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.7137.
(2) Strike Price – Cdn$17.50.

The following table sets forth information concerning the aggregated stock options exercised by the executive officers of the Corporation during 2003.

Aggregated Option Exercises during the Most Recently Completed Financial Year
and Financial Year-End Option Values — 2003

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Dec. 31, 2003 (#) Exercisable/ Unexercisable	Value Unexercised In-the-Money Options at Dec. 31, 2003 ($) Exercisable/ Unexercisable [1][2]
ROBERT R. McEWEN	5,525,000	$67,307,800 [3]	1,666 / 2,133,334	$9,595 / $10,007,981
R. BRUCE HUMPHREY	91,666	$1,025,442 [4]	141,668 / 333,334	$1,276,295 / $1,213,294
CHRISTOPHER BRADBROOK	105,000	$1,176,800 [5]	13,333 / 166,667	$156,463 / $986,099
GILLES FILION	45,000	$571,050 [6]	276,333 / 196,667	$3,042,473 / $814,762
BRAD J. BOLAND	20,000	$214,000 [7]	14,000 / 88,000	$80,634 / $294,872

Notes:

[1] All dollar amounts have been converted from Canadian dollars at an exchange rate of Cdn$1.00 equals US$0.7137.
[2] On December 31, 2003, the last trading day of the year, the closing price of the Common Shares on the TSX was Cdn$20.62 and on the NYSE was US$15.95.
[3] Exercised on: December 16, 2003 – 1,340,000 at $4.70; 1,680,000 at $2.70; 840,000 at $1.40; 1,000,000 at $2.30; 331,667 at $8.90; 333,333 at $8.10.
[4] Exercised on: February 14, 2003 – 25,000 at $2.80; September 18, 2003 – 30,000 at $2.30; December 22, 2003 – 36,666 at $2.30.
[5] Exercised on: February 14, 2003 – 10,000 at $3.20; June 17, 2003 – 20,000 at $3.20; November 7, 2003 – 20,000 at $3.20; December 12, 2003 – 15,000 at $3.20 ; December 22, 2003 – 40,000 at $3.20.
[6] Exercised on: November 4, 2003 – 45,000 at $2.70.
[7] Exercised on: September 4, 2003 – 20,000 at $2.30.

Change of Control Agreements

The Corporation has change of control agreements with certain executive officers in order to induce them to remain in the employ of the Corporation in the event of a "Change of Control" (as defined in the agreements).

In the event of a Change in Control, each change of control agreement provides that, among other things, if the applicable executive officer's employment is terminated by the Corporation or, in the case of Mr. Robert R. McEwen, in certain circumstances at his election, at any time within twenty-four (24) months following the Change in Control (other than for just cause, disability, retirement or death) such executive officer will be entitled to receive, among other things, an amount equal to two (2) times their annual salary and other remuneration (or four (4) times his annual salary and other remuneration in the case of Mr. McEwen). In addition, upon such event of termination, all of the executive officer's unexercised and unvested stock options will become immediately exercisable and will remain exercisable for a period of 180 days following the date of termination.

Directors' and Officers' Liability Insurance

The Corporation, together with its related companies, maintains liability insurance for the benefit of the Corporation, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2003 was $35,000,000 (aggregate limit). The policy contains a deductible clause of $250,000 for the Corporation and nil for each director or officer, on a per claim basis. In 2003, the aggregate insurance premium was $411,600 and did not distinguish between directors as a group or officers as a group.

Interests of Management and Others in Material Transactions

As of March 31, 2004, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction since December 31, 2001 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

The Corporation is a party to a management services agreement (the "Management Services Agreement") with Lexam Explorations Inc. ("Lexam") pursuant to which the Corporation provides technical, administrative and corporate management services to Lexam on a cost-recovery basis not to exceed $3,366 per month. Also pursuant to the Management Services Agreement, the Corporation has agreed not to compete with Lexam for mining exploration opportunities within a radius of ten (10) miles of the properties of Lexam for the term of the Management Services Agreement. In 2003, Lexam was invoiced $17,131 pursuant to the Management Services Agreement. The registered and executive offices of Lexam are located at the same address as the registered and executive offices of the Corporation, Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.

Mr. Robert R. McEwen serves as Chairman and Chief Executive Officer and is a director of Lexam, Mr. Brad Boland serves as Vice President, Finance, Mr. Gilles Filion serves as Vice President, Exploration, Mr. R. Gregory Laing as Vice President, Legal and Mr. Perry Ing as Corporate Controller of Lexam.

Disclosure of Auditor Fees

During the year ended December 31, 2003, Goldcorp paid a total of $625,000 to KPMG LLP. The following is a description of the fees.

Audit Fees: Audit fees in connection with KPMG LLP's audit of Goldcorp's annual financial statements and their review of Goldcorp's unaudited interim financial statements included in Goldcorp's Quarterly Reports totalled approximately $398,000.

All Other Fees: Fees billed to Goldcorp by KPMG LLP for all other services totalled approximately $227,000. All non-audit related services performed by KPMG LLP were pre-authorized by the Audit Committee. These fees can be sub-categorized as follows:

Other Audit and Audit-Related Services: Other audit and audit-related services are services performed by KPMG LLP that are closely related to the performance of the audit and in many cases could only be provided by Goldcorp's external auditors. Such services include comfort letters and consents related to securities registration statements and other capital raising activities, reports relating to Goldcorp's regulatory filings, reports relating to Goldcorp's compliance with provisions of or calculations required by agreements and due diligence pertaining to acquisitions. The aggregate fees billed to Goldcorp by KPMG LLP for other audit and audit-related services rendered to Goldcorp totalled approximately $81,000.

Tax-Related Services: The aggregate fees billed to Goldcorp by KPMG LLP for tax-related services, such as tax advisory and compliance, totalled approximately $148,000.

Report on Executive Compensation

The Compensation Committee of the Board of Directors considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

Composition of the Compensation Committee

The Compensation Committee is composed of Mr. Michael L. Stein (Chair), Mr. Brian W. Jones and Dr. Donald R.M. Quick. They are unrelated and independent members of the Board of Directors.

Compensation Philosophy

The Corporation's executive compensation policy is designed to provide for the enhancement of Shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

The objectives of the Corporation's executive compensation policy are to:

(a) attract, retain and motivate executives critical to the success of the Corporation;

(b) provide fair, competitive and cost effective compensation programs to its executives;

(c) link the interests of management with those of the Shareholders; and

(d) provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

Basic Salary

In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a) the particular responsibilities related to the position;

(b) salaries paid by comparable businesses;

(c) the experience level of the executive officer; and

(d) his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

In 2003, bonuses were awarded to the following executive officers of the Corporation: Mr. R. Bruce Humphrey, Senior Vice President and Chief Operating Officer, in the amount of $71,370; Mr. Christopher J. Bradbrook, Vice President, Corporate Development, in the amount of $71,370; Mr. Gilles Filion, Vice President, Exploration, in the amount of $42,822; and Mr. Brad J. Boland, Vice President, Finance, in the amount of $28,548.

Long-Term Incentives

   The Corporation maintains a stock option plan, the "Goldcorp Stock Option Plan", which was approved by the Shareholders of the Corporation on October 30, 2000. The Goldcorp Stock Option Plan replaced the "Goldcorp Inc. 1994 Executive Stock Option Plan: Restated May 20, 1997" and the "CSA Employee Incentive Plan".

   During 2003, the Board of Directors, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Corporation as follows: Mr. Robert R. McEwen, Chairman and Chief Executive Officer, was granted 800,000 stock options; Mr. R. Bruce Humphrey, Senior Vice President and Chief Operating Officer, was granted 200,000 stock options; Mr. Christopher J. Bradbrook, Vice President, Corporate Development, was granted 100,000 stock options; Mr. Gilles Filion, Vice President, Exploration, was granted 90,000 stock options; and Mr. Brad Boland, Vice President, Finance, was granted 60,000 stock options. All of these options were granted at an exercise price of CDN$17.50 (US$12.40) and expire on August 19, 2013. The exercise price of the stock options was determined with reference to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of the stock options. The stock options vest one-third (1/3) after the first anniversary, and an additional one-third (1/3) on each succeeding anniversary, of the date of grant of the stock options.

Compensation Committee of the
Board of Directors of Goldcorp Inc.

Michael L. Stein (Chair)
Brian W. Jones
Dr. Donald R.M. Quick

March 31, 2004

Performance Graph

   The following graph shows a comparison for the periods indicated of the cumulative return of $100 invested in the Corporation's publicly traded shares versus the S&P/TSX Composite Index and the S&P/TSX Canadian Gold Index. The graph shows the return on the Corporation's Class A subordinate voting shares until October 31, 2000, the date of the amalgamation of Goldcorp with CSA Management Inc., and the Common Shares subsequent to that date.



GOLDCORP COMMON SHARES/CLASS A SUBORDINATE VOTING SHARES

**SECTION IV — CORPORATE GOVERNANCE**

Goldcorp believes that good corporate governance is an essential element in a well-managed company.

The Corporation's corporate governance practices have been compared with the TSX corporate governance guidelines (the "TSX Guidelines") and are set out in the "Statement of Corporate Governance Practices" attached as Schedule "A" to this Circular.

The Corporation also reviews its corporate governance practices in light of the Sarbanes-Oxley Act of 2002 ("SOX") and the rules and regulations issued by the Securities and Exchange Commission (the "SEC") in the United States to give effect to that legislation, as well as the standards published by the New York Stock Exchange (the "NYSE") in relation to corporate governance requirements for NYSE-listed companies (the "NYSE Standards").

If and when the TSX Guidelines, the SOX-related rules and regulations of the SEC and the NYSE Standards are amended, the Corporation will reassess and make any necessary changes to its corporate governance practices, if appropriate.

The following is a description of the Corporation's corporate governance practices.

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

- to supervise the management of the business and affairs of the Corporation; and

- to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

- the strategic planning process of the Corporation;

- identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

- succession planning, including appointing, training and monitoring senior management;

- a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

- the integrity of the Corporation's internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual directors.

Composition of the Board of Directors

The Board of Directors, as proposed in this Circular for election at the Meeting, will consist of eight (8) members, of whom the Board of Directors has determined that six (6) are "unrelated" for purposes of the TSX Guidelines and "independent" for purposes of SOX and NYSE Standards.

Meetings of the Board of Directors

The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. In 2003, the Board of Directors met seven (7) times. Messrs. McEwen, Beatty, Horne, Hutch, Quick and Stein attended all seven meetings; Mr. Jones attended five and Mr. Goldsack, who was elected as a director in June, 2003, attended all four of the meetings held subsequent to his election.

Independence of the Board of Directors – Lead Director

Mr. McEwen is the Chairman of the Board of Directors and the Chief Executive Officer of the Corporation. The Board of Directors believes that there are substantial benefits to the Corporation with Mr. McEwen serving in both of those positions; however, the Board of Directors has also elected a lead, independent director to preside over non-management director's sessions and to liaise between the other independent directors and the Chairman with respect to agenda items and other matters. Mr. James P. Hutch was elected to the position of lead director on April 21, 2004.

To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

- a lead director has been elected;

- there are no other members of management on the Board of Directors;

- when appropriate, members of management, including Mr. McEwen, are not present for the discussion and determination of certain matters at meetings of the Board of Directors;

- under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

- Mr. McEwen's compensation is considered, in his absence, by the Compensation Committee (formerly the Compensation/Corporate Governance Committee) at least once a year; and

- in addition to the standing committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

Committees of the Board of Directors

The Board of Directors has four (4) standing committees:

- the Audit Committee;

- the Nominating and Corporate Governance Committee;

- the Compensation Committee; and

- the Health, Safety and Environment Committee.

All of the committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, *ad hoc* committees of the Board of Directors are appointed by the Board of Directors. The Charters of the four standing Committees of the Corporation are attached as Schedule "B" to this Circular.

Audit Committee

The members of the Audit Committee are Messrs. Jones (Chair), Goldsack and Stein. During 2003, the Audit Committee met four (4) times. Messrs. Goldsack and Stein attended all meetings; Mr. Jones attended three of the four meetings.

The purposes of the Audit Committee are to assist the Board of Directors' oversight of:

- the integrity of Goldcorp's financial statements;

- Goldcorp's compliance with legal and regulatory requirements;

- the qualifications and independence of Goldcorp's independent auditors; and

- the performance of the independent auditors and Goldcorp's internal audit function.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Jones (Chair) and Stein and Dr. Quick. During 2003, the Nominating and Corporate Governance Committee (formerly the Compensation/Corporate Governance Committee) met four (4) times. All members attended each meeting.

The purposes of the Nominating and Corporate Governance Committee are:

- to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee); and

- to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Goldcorp.

Compensation Committee

The members of the Compensation Committee are Messrs. Stein (Chair) and Jones and Dr. Quick. During 2003, the Compensation Committee (formerly the Compensation/Corporate Governance Committee) met three (3) times. All members attended each meeting.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the compensation of:

- the members of the Board of Directors;

- Goldcorp's Chief Executive Officer; and

- members of senior management of Goldcorp.

Health, Safety and Environment Committee

The members of the Health, Safety and Environment Committee are Messrs. Hutch (Chair), Beatty and Dr. Quick. During 2003, the Health, Safety and Environment Committee met five (5) times. Messrs. Hutch and Quick attended all five meetings; Mr. Beatty attended four of the five meetings.

The purposes of the Health, Safety and Environment are to assist the Board of Directors in its oversight of health, safety and environmental matters, including monitoring the implementation and management of the Corporation's policies, procedures and practices relating to health, safety and environmental matters.

In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

- review the corporate and operational health, safety and environmental policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

- oversee that the health, safety and environmental policies, procedures and practices are in place, operational and supported by sufficient resources;

- receive and review periodic operational and compliance reports from management in relation to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those reports;

- review material incidents relating to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those incidents;

- promote and support improvements to Goldcorp's health, safety and environmental performance and record; and

- review health, safety and environmental audits.

Decisions requiring Board of Directors Approval

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

- the Corporation's annual business plan and budget;
- major acquisitions or dispositions by the Corporation; and
- transactions which are outside of the Corporation's existing business.

Shareholder Communications

The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Corporation's Annual Information Form, Management's Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

Expectations of Management

The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.


OTHER BUSINESS


The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.


ADDITIONAL INFORMATION


The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's annual report for the year ended December 31, 2003 on United States Securities and Exchange Commission Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto. Such written request should be directed to the attention of the Legal Department, Goldcorp Inc., Suite 2700, 145 King Street West, Toronto, Ontario M5H 1J8.


BOARD OF DIRECTORS APPROVAL


The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 31st day of March, 2004

ROBERT R. McEWEN
Chairman and Chief Executive Officer

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance practices are compared with the corporate governance guidelines set out in the TSX Company Manual.

	TSX Corporate Governance Guidelines	Does Goldcorp Align?	Goldcorp's Corporate Governance Practices
1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	YES	The Board of Directors has responsibility for stewardship of the Corporation by, among other things, supervising the management of the Corporation's business and affairs, with the goal of enhancing shareholder value.
	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the following matters:		
a.	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	YES	The Board of Directors is responsible for the oversight and review of the strategic planning process of the Corporation.
			Strategic issues facing the Corporation are reviewed with management and addressed by the Board of Directors at its regularly scheduled meetings and at meetings specifically called for such purpose.
b.	the identification of the principal risks of the corporation's business and ensuring implementation of appropriate systems to manage these risks;	YES	The Board of Directors is responsible for identifying the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage these risks. The Board of Directors, directly or through its committees, periodically reviews specifically identified risks. The Audit Committee, among other things, assists the Board of Directors' oversight of the integrity of the Corporation's financial statements. The Health, Safety and Environment Committee, among other things, has the authority and responsibility for ensuring that appropriate and effective health, safety and environmental policies and procedures are in place, operational and supported by sufficient resources.
c.	succession planning, including appointing, training and monitoring senior management;	YES	A key responsibility of the Board of Directors is overseeing and reviewing the development of succession planning by the Corporation. The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for identifying and recommending individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee).
d.	a communications policy for the corporation; and	YES	The Board of Directors has authorized management to represent the Corporation in its communications with shareholders and members of the investment community. Adequate structures are in place to ensure effective, timely and non-selective communications between the Corporation and shareholders, members of the investment community and securities and other regulatory agencies.

	TSX Corporate Governance Guidelines	Does Goldcorp Align?	Goldcorp's Corporate Governance Practices
e.	the integrity of the corporation's internal control and management information systems.	YES	The Board of Directors, through the Audit Committee, is responsible for the performance of the Corporation's internal audit function.
2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.	YES	As used herein, the term "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. Based on the information provided by the nominees for election as directors of the Corporation, the Board of Directors has determined that, with the exception of Mr. Robert R. McEwen, Chairman and Chief Executive Officer of the Corporation, and Mr. David R. Beatty, all of the nominees for election as directors are "unrelated directors".
3.	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board of directors which will be required to disclose on an annual basis whether the board of directors has a majority of unrelated directors. The board of directors will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	YES	The Board of Directors, directly and through the Nominating and Corporate Governance Committee, has the responsibility to review annually the relationships, if any, between the Board of Directors, the Corporation and management. Based on the information provided by the nominees for election as directors of the Corporation, the Board of Directors has determined that, with the exception of Mr. Robert R. McEwen, Chairman and Chief Executive Officer of the Corporation, and Mr. David R. Beatty, who is a relative of Mr. McEwen, all of the nominees for election as directors are "unrelated directors".
4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board of directors new nominees to the board of directors and for assessing directors on an ongoing basis.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for identifying and recommending individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee) and for establishing procedures for the oversight of the Board of Directors and its committees. All members of the Nominating and Corporate Governance Committee are "unrelated directors".
5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Corporation and for establishing procedures for the oversight of the Board of Directors and its committees.
6.	Every corporation, as an integral element for the process of appointing new directors, should provide an orientation and education program for new recruits to the board of directors.	YES	The Nominating and Corporate Governance Committee is responsible for establishing an orientation and education program for new members of the Board of Directors.

	TSX Corporate Governance Guidelines	Does Goldcorp Align?	Goldcorp's Corporate Governance Practices
7.	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	YES	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors from time to time as to changes that the Nominating and Corporate Governance Committee believes to be desirable to the size of the Board of Directors or any committee of the Board of Directors. The Board of Directors, based on a recommendation from the Nominating and Corporate Governance Committee, has determined that the present sizes of the Board of Directors (as proposed in this Circular for election at the Meeting) and its committees are appropriate for effective decision-making.
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.	YES	The Compensation Committee, among other things, has the authority and responsibility for making recommendations to the Board of Directors relating to the compensation of members of the Board of Directors.
9.	Subject to Guideline 13, committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.	YES	All members of standing committees of the Board of Directors are "unrelated directors", except for Mr. David R. Beatty who is a member of the Health, Safety and Environment Committee.
10.	Every board of directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the corporation's approach to governance issues.	YES	The Nominating and Corporate Governance Committee, among other things, has the authority and responsibility for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Corporation.
11.	The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive Officer, including the definition of the limits to management's responsibilities. In addition, the board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	YES	The Nominating and Corporate Governance Committee is responsible for developing position descriptions for the Board of Directors and the Chief Executive Officer of the Corporation and for delineating any limits to management's responsibilities. The Compensation Committee, in relation to the Chief Executive Officer, is responsible for making recommendations to the Board of Directors in relation to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives and setting the Chief Executive Officer's compensation level based on this evaluation.

	TSX Corporate Governance Guidelines	Does Goldcorp Align?	Goldcorp's Corporate Governance Practices
12.	Every board of directors should implement structures and procedures which ensure that the board of directors can function independently of management. The chair or lead director should ensure that the board of directors carries out its responsibilities effectively which will involve the board of directors meeting on a regular basis without management present and may involve assigning the responsibility for administering the board of directors' relationship to management to a committee of the board of directors.	YES	To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place: a lead director has been elected; there are no members of management on the Board of Directors other than the Chief Executive Officer; when appropriate, members of management, including the Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board of Directors; under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors: the Chief Executive Officer's compensation is considered, in his absence, by the Compensation Committee at least once a year; and, in addition to the four standing committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.
13.	The audit committee of every board of directors should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board of directors shall determine the definition of and criteria for "financial literacy" and "accounting or related financial expertise". The board of directors should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	YES	All members of the Audit Committee are "unrelated directors". The Board of Directors has adopted the definitions of "financial literacy" and "accounting or related financial expertise", as set out in the practice notes of the TSX Guidelines. Based on information provided to the Board of Directors, the Board of Directors has determined that all members of the Audit Committee are "financially literate" and at least one member has "accounting or related financial expertise". The Board of Directors has adopted and approved a charter for the Audit Committee. The Audit Committee, among other things, assists the Board of Directors' oversight of the performance of the Corporation's internal audit function.
14.	The board of directors should implement a system which enables an individual director to engage an outside adviser at the Corporation's expense, in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board of directors.	YES	Each of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee have, and each individual director has, the authority, at the expense of the Corporation, to select, retain and approve the fees and other retention terms of special legal counsel or other experts or consultants, as it or he deems appropriate, without seeking approval of the Board of Directors or management, but with the consent of the Nominating and Corporate Governance Committee.

SCHEDULE "B"
COMMITTEE CHARTERS

GOLDCORP INC.
("Goldcorp")

AUDIT COMMITTEE (THE "COMMITTEE") CHARTER

1. Purposes of the Committee

To assist the Board in its oversight of:

- the accounting and financial reporting processes and audits of financial statements;
- the integrity of financial statements;
- compliance with legal and regulatory requirements;
- the qualifications and independence of independent auditors; and
- the performance of the independent auditors and Goldcorp's internal audit function.

The function of the Committee is oversight; it is not the Committee's duty or responsibility to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

The Committee is directly responsible for the appointment, retention, termination, compensation and oversight of the work of the independent auditors.

Management is **responsible** for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

The **independent auditors** are **responsible** for planning and carrying out an audit of the annual financial statements, reviewing quarterly unaudited financial statements prior to the filing of each quarterly report and conducting any other procedures approved by the Committee in accordance with applicable auditing standards. The independent auditors shall report directly to the Committee.

The independent auditors shall submit to the Committee annually a formal written statement (the "Auditors' Statement") described under "Committee Duties and Responsibilities", below.

2. Committee Membership/Meetings

Shall consist of three or more "unrelated" or "independent" Directors; each member shall be "financially literate" and one shall be the "audit committee financial expert"; no Director may serve on the Committee if such Director serves on the audit committees of more than two other public companies; shall meet separately at least quarterly with management, internal audit function personnel and the independent auditors.

3. Committee Duties and Responsibilities

- with respect to the independent auditors,
  - ➢ appoint, retain and terminate the independent auditors; sole authority to approve all audit engagement fees and terms,
  - ➢ pre-approve and monitor all audit and non-audit services; publicly disclose audit and non-audit fees on annual basis,
  - ➢ ensure the annual delivery of the Auditors' Statement relating to, among other things, the independent auditors' internal quality-control procedures,
  - ➢ obtain annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered,

- obtain in connection with any audit a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences,

- resolve any disagreements between management and the independent auditors regarding financial reporting,

- review and evaluate the qualifications, performance and independence of the lead audit partner,

- discuss with management the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,

- take into account the opinions of management and internal audit function personnel in assessing the independent auditors' qualifications, performance and independence, and

- instruct the independent auditors that they are ultimately accountable to the Board and the Committee, as representatives of Goldcorp's shareholders;

- with respect to the internal audit function,

  - review the appointment and replacement of the person with principal responsibility for the internal audit function; and

  - advise that person they are expected to provide to the Committee summaries of and significant reports to management prepared in relation to the internal audit function; and

- with respect to financial reporting principles and policies and internal audit controls and procedures,

  - advise management, internal audit function personnel and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,

  - meet with management, internal audit function personnel and the independent auditors to discuss, and review before public disclosure of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations",

  - consider any reports or communications (and management's responses) submitted to the Committee by the independent auditors required by applicable auditing standards,

  - discuss internal controls with the chief executive officer and chief financial officer,

  - discuss guidelines and policies governing the process by which senior management and relevant departments assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,

  - obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,

  - discuss with the chief legal officer or outside legal counsel, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements, business, operations or compliance policies,

  - discuss earnings press releases,

  - discuss the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

  - establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and

  - establish hiring policies for employees or former employees of the independent auditors.

4. **Resources/Delegation**

Shall have the resources and authority appropriate to discharge its duties and responsibilities; the authority and discretion to retain counsel, experts and/or consultants, subject to obtaining approval from the Nominating and Corporate Governance Committee; duties and responsibilities may be delegated to a subcommittee.

5. **Committee Reports**

Shall produce and provide to the Board:

- reports or other disclosures required to be prepared under applicable laws or stock exchange requirements;

- an annual performance evaluation of the Committee; and

- a summary of the actions taken at each Committee meeting.

COMPENSATION COMMITTEE (THE "COMMITTEE") CHARTER

1.   Purposes of the Committee

Make recommendations on the compensation of the Board, and the chief executive officer and review for recommendation to the Board compensation for senior management.

2.   Committee Membership/Meetings

Shall consist of three or more "unrelated" or "independent" Directors; shall meet at least once a year; actions may also be taken by unanimous written consent; may meet without management participation.

3.   Committee Duties and Responsibilities

- In consultation with the Board and senior management,

    ➢   make recommendations and oversee the development and implementation of compensation programs and guidelines,

- In relation to the chief executive officer,

    ➢   recommend the corporate goals and objectives relevant to the chief executive officer's compensation,

    ➢   evaluate the performance of the chief executive officer in light of those goals and objectives, and

    ➢   set the chief executive officer's compensation level based on this evaluation,

- in relation to compensation programs and guidelines,

    ➢   recommend, review and approve the adequacy and form of programs and guidelines applicable to senior management,

    ➢   recommend new, or any material change to, an existing incentive compensation plan,

    ➢   oversee the administration of incentive compensation plans, and

    ➢   discharge any responsibilities imposed by any incentive compensation plans,

- in consultation with senior management,

    ➢   oversee regulatory compliance, and

    ➢   as and when required, to establish performance goals and, when appropriate, to certify that those performance goals have been attained,

- recommend the appropriate guidelines for any severance or similar termination payments to senior management of Goldcorp, and

- discharge any other duties or responsibilities expressly delegated by the Board.

4.   Resources/Delegation

Shall have the resources and authority appropriate to discharge its duties and responsibilities; the authority and discretion to retain counsel, experts and/or consultants, subject to obtaining approval from the Nominating and Corporate Governance Committee; duties and responsibilities may be delegated to a subcommittee.

5.   Committee Reports

Shall produce and provide to the Board:

- reports or other disclosures required to be prepared under applicable laws or stock exchange requirements;

- an annual performance evaluation of the Committee; and

- a summary of the actions taken at each Committee meeting.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE (THE "COMMITTEE") CHARTER

1. Purposes of the Committee

To assist the Board in its oversight of health, safety and environmental ("HSE") matters, relating to:

- compliance with applicable laws and regulations and applicable licenses, orders, permits, approvals and industry practice; and

- implementation and management of Goldcorp's policies, procedures and practices.

2. Committee Membership/Meetings

Shall consist of three or more members of the Board; shall meet at least four times a year; actions may also be taken by unanimous written consent; may meet without management participation.

3. Committee Duties and Responsibilities

- review the corporate and operational HSE policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

- oversee that the HSE policies, procedures and practices are in place, operational and supported by sufficient resources;

- receive and review periodic operational and compliance reports from management in relation to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those reports;

- review material incidents relating to health, safety and environmental matters, and report to management and the Board with any recommendations relating to those incidents;

- promote and support improvements to Goldcorp's health, safety and environmental performance and record; and

- review health, safety and environmental audits.

4. Resources/Delegation

Shall have the resources and authority appropriate to discharge its duties and responsibilities; the authority and discretion to retain counsel, experts and/or consultants, subject to obtaining approval from the Nominating and Corporate Governance Committee; duties and responsibilities may be delegated to a subcommittee.

5. Committee Reports

Shall produce and provide to the Board:

- reports or other disclosures required to be prepared under applicable laws or stock exchange requirements;

- an annual performance evaluation of the Committee; and

- a summary of the actions taken at each Committee meeting.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE (THE "COMMITTEE") CHARTER

1. **Purposes of the Committee**

- identify and recommend individuals to the Board for nomination as Directors and for Board committees;
- develop and recommend a set of corporate governance principles; and
- oversee the evaluation of Directors and management.

2. **Committee Membership/Meetings**

Shall consist of three or more "unrelated" or "independent" Directors; shall meet at least twice a year; actions may also be taken by unanimous written consent; may meet without management participation.

3. **Committee Duties and Responsibilities**

- recommend the size of the Board and committees;
- identify qualified individuals for Board membership; recommend nominees for election at shareholders meetings; recommend individuals to fill vacancies. When assessing and nominating candidates, shall consider such factors as:
  - ➢ the candidate's judgment, skill, diversity and experience with businesses and other organizations of comparable size,
  - ➢ the interplay of the candidate's experience with the experience of other members of the Board, and
  - ➢ the extent to which the candidate would be a desirable addition to the Board and committees.
- establish:
  - ➢ an orientation and education program for new Directors, and
  - ➢ a continuing education program for all Directors;
- develop and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between Goldcorp and a Director;
- identify and recommend qualified Directors to fill vacancies on any committee;
- establish procedures to exercise oversight of the evaluation of the Board, committees, Directors and management; establish Charter of Director Expectations;
- develop and recommend corporate governance principles; review at least once a year;
- develop position descriptions for the Board and the chief executive officer; delineate any limits to management's responsibilities;
- develop policy on Corporate Donations; approve Corporate donations;
- recommend structures and procedures to ensure that the Board functions independently of management; and
- discharge any other duties or responsibilities expressly delegated by the Board.

4. **Resources/Delegation**

Shall have the resources and authority appropriate to discharge its duties and responsibilities, including authority and sole discretion to retain counsel, experts and/or consultants; duties and responsibilities may be delegated to a subcommittee.

5. **Committee Reports**

Shall produce and provide to the Board:

- reports or other disclosures required to be prepared under applicable laws or stock exchange requirements;
- an annual performance evaluation of the Committee; and
- a summary of the actions taken at each Committee meeting.